ARJ 3/15/02

TC 315


02007175

OMB APPROVAL
OMB Number: 3235-0123
Expires: September 30, 1998
Estimated average burden hours per response . . . 12.00

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



RECEIVED
FEB 28 2002
365

SEC FILE NUMBER
8- 52986

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Farrand Investment Bankers

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7100 West Camino Real, Suite 402
(No. and Street)

Boca Raton, Florida 33433
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Alfred Reeves (954) 258-5341
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grassano Accounting, P. A.
(Name — *if individual, state last, first, middle name*)

900 North Federal Highway, Suite 160, Boca Raton, Florida 33432
(Address) (City) (State) Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 22 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/21/02

OATH OR AFFIRMATION

I, ALFRED REEVES, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FARRAND INVESTMENT BANKERS, as of DECEMBER 31, 2001, ______, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

NONE


JOYCE CLIFFORD
NOTARY PUBLIC STATE OF FLORIDA
COMMISSION # DD028994
EXPIRES MAY 24 2005
BONDED THROUGH ADVANTAGE NOTARY

Notary Public

Signature

CHIEF FINANCIAL OFFICER

Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


Grassano
Accounting, P.A.

Certified Public Accountants & Business Consultants

www.grassanoaccounting.com

900 North Federal Highway
Suite 160
Boca Raton, Florida 33432-2754
TEL: (561) 395-0330
FAX: (561) 395-2081
E-MAIL: firm@grassanoaccounting.com

N. Richard Grassano, CPA
(FL-NJ)

INDEPENDENT AUDITORS' REPORT

Board of Directors
Farrand Financial Services, LLC
Boca Raton, Florida

We have audited the accompanying statement of financial condition of Farrand Financial Services, LLC (d/b/a Farrand Investment Bankers, the Company) as of December 31, 2001 and the related statements of income changes in members' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Farrand Financial Services, LLC (d/b/a Farrand Investment Bankers) at December 31, 2001, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation of the basic financial statements taken as a whole.

Grassano Accounting, P.A.
Boca Raton, Florida
February 22, 2002

Grassano Accounting, PA


CPA

FARRAND FINANCIAL SERVICES, LLC
(D/B/A FARRAND INVESTMENT BANKERS)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS	
Current Assets	
Cash	$ 8,699
Total Current Assets	8,699
Other Assets	
CRD Deposit	1,212
TOTAL ASSETS	$ 9,911
LIABILITIES AND MEMBERS' EQUITY	
LIABILITIES	
Current Liabilities	
Accrued Expenses	$ 843
TOTAL LIABILITIES	843
MEMBERS' EQUITY	9,068
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 9,911

The accompanying notes are an integral part of this financial statement.

FARRAND FINANCIAL SERVICES, LLC
(D/B/A FARRAND INVESTMENT BANKERS)
STATEMENT OF INCOME (LOSS)
FOR THE YEAR ENDED DECEMBER 31, 2001

REVENUES	$ -
OPERATING EXPENSES	
Administrative	69,653
TOTAL OPERATING EXPENSES	69,653
INCOME (LOSS) FROM OPERATIONS	(69,653)
OTHER INCOME	
Interest Income	485
INCOME BEFORE PROVISION FOR INCOME TAXES	(69,168)
PROVISION FOR INCOME TAXES	-
NET INCOME (LOSS)	$ (69,168)

The accompanying notes are an integral part of this financial statement.

FARRAND FINANCIAL SERVICES, LLC
(D/B/A FARRAND INVESTMENT BANKERS)
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2001

CASH FLOWS FROM OPERATING ACTIVITIES:	
Adjustments to Reconcile Net Income (Loss) to Net Cash Used in Operating Activities:	
Net Income (Loss)	$ (69,168)
Increase in CRD Deposit	(1,212)
Increase in Accrued Expenses	843
Net Cash Used in Operating Activities	(69,537)
CASH FLOWS FROM INVESTING ACTIVITIES:	-
CASH FLOWS FROM FINANCING ACTIVITIES:	
Proceeds from Members' Contributions	54,131
Net Cash Provided by Financing Activities	54,131
DECREASE IN CASH AND CASH EQUIVALENTS	(15,406)
CASH AND CASH EQUIVALENTS, DECEMBER 31, 2000	24,105
CASH AND CASH EQUIVALENTS, DECEMBER 31, 2001	$ 8,699
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:	
Taxes Paid	$ -
Interest Paid	$ -

The accompanying notes are an integral part of this financial statement.

FARRAND FINANCIAL SERVICES, LLC
(D/B/A FARRAND INVESTMENT BANKERS)
STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2001

MEMBERS' EQUITY, DECEMBER 31, 2000	$ 78,236
NET INCOME (LOSS)	(69,168)
MEMBERS' EQUITY, DECEMBER 31, 2001	$ 9,068

The accompanying notes are an integral part of this financial statement.

FARRAND FINANCIAL SERVICES, LLC
(D/B/A FARRAND INVESTMENT BANKERS)
NOTES TO FINANCIAL STATEMENTS

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Business Operations

Farrand Financial Services, LLC (d/b/a Farrand Investment Bankers, the Company) was organized as a limited liability company on January 18, 2000 under the laws of the State of Delaware. The Company is a securities broker-dealer, restricted to private placements. As of December 31, 2001, the Company had generated no business.

Use of Estimates

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

Financial instruments, including cash, receivables, accounts payable, and notes payable are carried at amounts which reasonably approximate their fair value due to the short-term nature of these amounts or due to variable rates of interest which are consistent with market rates. At present, the Company does not have any receivables, accounts payable or notes payable.

Impairment of Long-Lived Assets

The Company adopted FASB Statement No. 121 (SFAS 121), "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of". SFAS 121 requires that impairment losses are to be recorded when long-lived assets to be held and used are reviewed for impairment whenever events or changes in circumstances indicate that the related carrying amount may not be recoverable. When required, impairment losses on assets to be held and used are recognized based on the fair value of the asset. Long-lived assets to be disposed of, if any, are reported at the lower of carrying amount or fair value less cost to sell. There have been no material adjustments for impairments of long-lived assets.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Income Taxes

The Company has elected to be taxed as a Subchapter S corporation. The Company accounts for income taxes under the Financial Accounting Standards Board of Financial Accounting Standard No. 109, "Accounting for Income Taxes" ("Statement 109"). Under Statement 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under Statement 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. There were no current or deferred income tax expense or benefits due to the Company's not having any material operations for the period ending December 31, 2001.

Recent Accounting Pronouncements

In 2000, the Company is subject to the provisions of Statement of Financial Accounting Standards No. 130 ("SFAS 130"), "Reporting Comprehensive Income" and Statement of Financial Accounting Standards No. 131 ("SFAS 131"), "Disclosures about Segments of an Enterprise and Related Information." Neither statement had any impact on the Company's financial statements as the Company does not have any "comprehensive income" type earnings (losses) and its financial statements reflect how the "key operating decisions makers" view the business. The Company will continue to review these statements over time, in particular SFAS 131, to determine if any additional disclosures are necessary based on evolving circumstances.

SUPPLEMENTARY SCHEDULE

FARRAND FINANCIAL SERVICES, LLC
(D/B/A FARRAND INVESTMENT BANKERS)
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2001

NET CAPITAL		
Members' Equity	$	9,068
Deduct Members' Equity Not Allowable for Net Capital		-
Members' Equity Qualified for Net Capital		9,068
Additions		-
Total Capital and Subordinated Borrowings		9,068
Deductions		
Total Nonallowable Assets		1,212
Net Capital Before Haircuts on Securities Positions		7,856
Haircuts on Securities		-
NET CAPITAL	$	7,856
AGGREGATE INDEBTEDNESS	$	843
REQUIRED CAPITAL	$	5,000
EXCESS CAPITAL AT 1,500 PERCENT	$	2,856
EXCESS CAPITAL AT 1,000 PERCENT	$	2,856
RATIO: AGGREGATE INDEBTEDNESS TO NET CAPITAL		0.30 to 1
RECONCILIATION WITH COMPANY'S COMPUTATION (included in Part II of Form X-17A-5 as of December 31, 2001)		
Net Capital, as Reported in Company's Part II (unaudited) Focus Report	$	7,856
Net Capital per Above	$	7,856

See the independent auditors' report and the accompanying notes to financial statements.